Filed by Uniti Group Inc.

(Commission File No.: 001-36708)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Uniti Group Inc.

(Commission File No.: 001-36708)

On December 3, 2024, Uniti Group, Inc. (“Uniti”) discussed information regarding Uniti’s contemplated merger (the “Merger”) with Windstream Holdings II, LLC (“Windstream”) during an investor conference. The transcript of the relevant portion of the investor conference is available below.

Event ID: 139573309259
Event Name: Uniti Group Inc at Bank of America Leverage Finance Conference
Event Date: 2024-12-03T14:30:00 UTC

C: Paul Bullington;Uniti Group Inc;Chief Financial Officer, Senior Vice President, Treasurer
P: Ana Goshko;BofA Securities;Analyst

+++ presentation

Ana Goshko^ Welcome everyone. I'm Ana Goshko and thanks for joining us at the Bank of America leveraged finance conference. Again, I cover on the fixed income side, telecom and technology. And we are thrilled to have with us again this year Uniti Group and we have Paul Bullington, the company's Chief Financial Officer and Treasurer. So Paul, thanks very much for being with us.

Paul Bullington^ Yeah. Thank you. It's always great to be here, Ana. Appreciate you having us.

Ana Goshko^ Okay, great. So before we jump into Q&A, any -- I give you an opportunity to make any opening comments, if any --

Paul Bullington^ I think we can jump in, so cover everything will.

+++ q-and-a

Ana Goshko^ Okay, awesome. Okay. So obviously the big news is your update, your pending merger with Windstream. So is there any updates you can provide on timing for the merger close? I think at the end of October, you had cited 13 of 18 regulatory approvals and any progress on that front?

Paul Bullington^ Yeah. So a little progress. We -- I think that the scorecard now is 14 of 18 PUCs -- state PUCs approval. So we've got 4 still outstanding. So making good progress there. We also just recently received the DOJ Hart-Scott-Rodino approval as well. So we've kind of checked that box now as well.

So that's a another major step as well. So making good progress. I would say we are ahead of pace, but it's hard to handicap, what that means for the actual closing, it's positive for it. But you're -- you can only close as quickly as that last regulatory approval comes in. And so, our guidance has been closing in the second half of 2025. And I think given where we are today, we feel more confident that it would be kind of more of a mid-year thing versus an end of the year closing.

Ana Goshko^ Got it. Okay. And can you tell us what four are left.

Paul Bullington^ Not some -- we're not naming the states, kind of specifically, just don't want to call out anyone in particular with regard to that. But I would say that the four remaining was that we haven't any issues come up, we're just working through the process.

Ana Goshko^ Okay, great. Okay. And then just to kind of set the stage as background for our broader discussion today. Could you recap how the existing operations of Windstream and Uniti are going to map into the segments of new Uniti?

Paul Bullington^ Okay.

Ana Goshko^ And I think the way you have laid out the new Uniti segments are Kinetic, fiber infrastructure and managed services. How does -- how do your two companies map --

Paul Bullington^ How does that map into that? Yeah, That's exactly right. So we're -- on a go forward basis, we expect to report in three segments. So Kinetic is the consumer fiber to the home business.

But it's also those ILEC -- traditional ILEC territories as well. So there is a wholesale and an enterprise revenue base within those footprints that are part of that Kinetic business as well. But it's primarily the consumer fiber to the home business. So that's Kinetic. And then fiber infrastructure is Uniti fiber and Uniti leasing combined with the Windstream wholesale business. So those three businesses are very on net fiber based businesses dominated by wholesale services. And so those fit really nicely together.

And then the third segment is the managed services business and that is the more off net the cloud based services. So communications, security, those sorts of solutions that are generally delivered off net on other networks to customers. And we've described that managed services business as being noncore primarily because it's not in keeping with our thesis of owning and operating our own fiber and delivering services over our own network.

Ana Goshko^ Okay, great. So just to clarify, so Kinetic is really the ILEC. So, I mean -- and just to bring up one of your peers, so if someone looked at a publicly traded peer like Frontier, it's fiber to the home but on the ILEC assets there is some SMB and there's some wholesale like fiber to the tower and that. So it's just a classic, ILEC property.

Paul Bullington^ Yeah. That's correct. And it's a little bit confusing because Windstream went through a little bit of a reorganization of how they report recently, prior to the announcement of the merger, which sort of pulled some of those ILEC enterprise and wholesale services off and into their enterprise and wholesale group. So there's a little bit of remapping that is going on that I know provides a little confusion but our plan is to have the ILEC sort of be more pure in the way we report it.

Ana Goshko^ Okay. And the fiber infrastructure is clearly like the Uniti fiber business, which is heavily on net.

Paul Bullington^ Yes.

Ana Goshko^ And then the Windstream wholesale business, that's partially an off net business.

Paul Bullington^ Yes. That's right. I would say that, that fiber infrastructure business when you combine those three segments together, Uniti fiber, Uniti leasing, Windstream wholesale, will be characterized as primarily an on net wholesale services company.

There are some off net pieces off Windstream has, some fiber leases that are part of its national network. Uniti has some off net services as well. Every communication provider uses some off nets to go places where its own network doesn't go. But our focus is on the on net piece of that business and really driving our own network to serve our own customers.

Ana Goshko^ Okay, great. Super helpful. So with that, let's dive into the three segments. So on Kinetic, so you have been a passive owner of these ILEC network elements, but now you're going to become the active operator. So any -- like what is the potential for change in the operational approach? You can kind of revisiting the strategy?

Paul Bullington^ We're definitely revisiting. I mean, everything I think is on the table, we're taking a fresh look at that business. We are going through a full evaluation of the opportunities there, particularly in terms of the fiber build plan and the expansion of the fiber build plan to get to more and more homes.

I would say, generally, and Windstream is already on the path to moving in this direction. And I think doing a good job of moving this business in this direction, but I think we're going to really lean in to what I would call an insurgent approach. I mean, if you think about the DNA of Uniti, a lot of our executives, me included, came from fiber startups or from competitive fiber companies that really kind of earned our jobs in the competitive sort of insurgent market. I think we're going to bring that mindset to that Kinetic business.

And what that means is, I think, more of that mindset in terms of our go to market strategy, in terms of our customer service approach. And in terms of the build plan, I think, I would -- we're -- like I said, we're going through an evaluation, we've talked about. We think there's, 1 million additional homes above the 1.9 million that's in sort of the base Kinetic build plan today. That it makes good sense from a return standpoint to build to and in the past really Windstream, has said that a lot of those were left on the table because they didn't have an incentive really to invest in the Uniti owned markets.

Because any fiber investments that they made there over and above the GCI Program, the Growth Capital Investment Program would accrue to our asset, right? So there is a sort of a perverse incentive there in the old structure. Well, that's wiped out that's gone in the new structure. And so we're going to lean in heavily into really pushing that network as far as we can and as deep as we can into those territories.

Ana Goshko^ Okay. So said another way, I think you guys have talked about pushing potentially past 60% homes passed with fiber. And is that sort of where you are right now.

Paul Bullington^ Yeah. Where we're really looking at all of that right now, I think you expect to hear more from us early next year. A lot more detail on what that plan looks like, but I think that's directionally, right? So if you -- 4.3 million homes in that footprint today, If you take the 1.9 million homes passed in the Windstream plan, if you add up to 1 million more to those, you start to get into that neighborhood.

Ana Goshko^ Okay. And then, so Windstream has cited, I think what's been an industry low fiber cost to pass about $650 which I think you and Windstream have attributed to prior investments that they've made in fiber backhaul. So as you look to expand the homes passed, can you maintain this low cost or is -- are you looking to expand in areas where they really haven't made this investment and you're going to have that cost to pass?

Paul Bullington^ Yeah. I think that's a really key component of the investment thesis at Kinetic, so that we're really proud of that cost per passing number. I think it's one of the best in the industries. And you're right, it has been enabled -- it's really been enabled by two things. One is the prior investments that Windstream made to drive fiber to the node.

And then also the decision that Windstream made to develop its own in house construction capability. So a high percentage of those builds are being done by internal crews, which has enabled them to achieve some cost savings with regard to outsourcing a lot of that construction.

So I think that fiber to the node investment that they're leveraging is pretty ubiquitous throughout this, I would call the strategic markets for Kinetic. We talk about strategic passings and we talk about subsidized passings. So subsidized would be RDOF and BEAD type opportunities where there's a -- where the network is sparse and speeds are sort of sub 25 meg but then the strategic opportunities are in the more developed areas. And I think, we -- Kinetic has pushed fiber to the node in those markets. So I think we're going to continue to be able to leverage that to keep our costs low.

But as we push deeper into those markets, we may have to bring -- if we look to accelerate the plan, we may have to bring in more outside crews which could increase the cost a little bit. And then the other factor is sort of aerial versus, versus underground construction to the extent that the mix of aerial versus underground changes to be a little bit more underground and that could increase the cost.

But I would expect us to continue to be able to achieve passing at a cost well below $1,000 per passing on a go forward basis. It might elevate a little bit over the $650. But I think we're going to continue to be very competitive with regard to the efficiency of our cost per passing.

Ana Goshko^ Okay. It's good to hear. I just wanted to raise the topic of local wireline, wireless convergence. And so, as you're having your kind of strategy meetings, like where you -- if you guys have any particular thoughts and vision on how this is going to play out. I mean, obviously we saw the Verizon and Frontier agreement and Kinetic does have a collaboration with AT&T Wireless. So I just wanted to have you talk more about what that relationship is and whether that relationship sort of has legs.

Paul Bullington^ Yeah. So think about it kind of in two areas. One is sort of for our ongoing operation. I think it's a nice to have, it's not a must have in terms of executing on the Kinetic business plan in terms of having a wireless offering. Kinetic is in the early stages of a relationship with AT&T, that's basically a cross sell relationship where Kinetic can bundle its services with an AT&T service.

Ana Goshko^ Is it a -- how does the billing work on that.

Paul Bullington^ So, it's -- there's a discount provided on the bill for a combined bundle, but it's not highly integrated, it just provides a little additional benefit to customers of AT&T and Kinetic when they identify themselves as such. So we think it's incremental, it's helpful that the initial results from that are positive. So, I think it's a good thing for us. And Kinetic, I think it helps both in terms of marketing and driving penetration and in terms of the stickiness and churn of customers, we think there will be some help there.

So I think we're off to a good start with regard to that relationship. And Windstream did choose to go that route versus trying to do kind of an MD&O strategy where they marketed, they had the ability to have their own wireless solution.

I think more -- the other way to think about it is more broadly, what is it doing to the industry? And I think it's very positive for Uniti and new Uniti going forward. We're seeing -- I think it's real, I mean, I think these deals, the Frontier deal, the Ziply deal, I think it's showing that it's a real thing. I think, it's driving valuations. The new entrants are coming into the market. And I think all that's as a positive read through for new Uniti and Kinetic going forward.

Ana Goshko^ Okay. Let me shift to the fiber infrastructure business. So just an update on the current demand environment and in particular, I mean, I think obviously investors like to see recurring revenue businesses. So, but on the other hand, I think there's also been demand for kind of strategic sales and it would be very cash generative to kind of make these strategic sales. So what are you seeing in terms of demand for strategic sales versus MRR deals and maybe another way to talk about it is dark fiber versus lit capacity demand.

Paul Bullington^ Yeah. So we like all of the above. So we like diverse demand coming from different customer segments, wholesale segments, wireless segments, direct to enterprise. And now, we're seeing significant demand materialize from hyperscalers, particularly with the investment and AI and cloud infrastructure that's going on.

We like selling dark fiber and we like selling lit solutions particularly on that Uniti fiber network where it's predominantly a lit solutions network, but there's plenty of dark fiber to offer on those networks as well. Well, what we're seeing is that with the hyperscaler AI type demand, it is largely a dark fiber demand that's coming in and those dark fiber deals are typically structured as classic IRUs, so not a new structure. I mean, it's something that a deal structure that's been around for some time. And it's kind of the classic dark fiber structure and it's basically a prepaid lease.

So the cash comes in for the lease up front. There is a recurring revenue stream associated with maintenance and with colocation, much of the time across that 20 year period as well. But a large percentage of the revenue or -- sorry, a large percentage of the cash comes in up front and then that revenue is generally amortized and recognized over that full 20 year period of the lease.

So that's sort of the classic, most typical structure. And that can be nice because that upfront cash comes in and can offset capital requirements to deliver these networks. And so the economics of that, generally works well when -- especially when combined with the lit recurring revenue model.

But sometimes it materializes in what we have called a strategic sale where the revenue would all be recognized up front and generally, that's just the accounting treatment. So whether or not it's a sales type lease or more of a capitalized lease in terms of the accounting treatment. It still typically would be an IRU structure just, maybe the useful life extends beyond or maybe the lease extends beyond, the useful life of the fiber or a certain percentage of the useful life of the fiber from an accounting standpoint, or maybe there is some sort of a discounted buyout at the end or something like that, that would trip that accounting treatment, but generally the same sort of contract structures and product offerings.

Ana Goshko^ Okay. And on the topic of hyperscale, I think you've talked about hyperscale and these cash upfront deals as being anchors for your ability to execute on market expansion. So, are you -- for these deals, are you proactively seeking out these deals or are they more incoming and then you're kind of using that as an opportunity to kind of go into that market?

Paul Bullington^ Well, we definitely have a sales force that's trying to stay as close to these hyperscaler providers and develop relationships and try to make sure they understand where we can help serve them and try to understand their needs and make sure that we're in front of them in ways that can advertise our ability to serve their needs.

So we're definitely not sitting around waiting for these opportunities to land in our inbox. But these players are also very knowledgeable about the market landscape. They know who the big players are. They generally know where -- who has fiber where and so when they have a project in a particular area where Uniti has assets, they're typically seeking us out as well. And so I think the demand is being driven both ways.

Ana Goshko^ Okay. I wanted to touch quickly on the managed services business. What you've talked about is effectively non-core. So how much investment and resources is required to maintain it? And what's the free cash flow profile of the business?

Paul Bullington^ So the way I would describe it is -- so that managed services business is a cash flowing business is providing good solid cash flow. It's a declining top -- it's got a declining top line largely because Windstream is taking what we think is the right strategy and driving TDM and other legacy services that are low margin and old technology out of that business and focusing on what they call their strategic type services. But -- so it's about $1 billion in revenue, about $300 million in EBITDA.

So, about 30% margin there. The capital intensity of that business is about 10%. So that leaves you pretty nice cash flow. Over time, what we expect as those legacy services are sort of driven out of the profit margin, the EBITDA margin, I would say -- I would look to have that increase to about a 40% margin maybe somewhere in that neighborhood. So definitely a solid cash flow profile for that business.

Ana Goshko^ Is there theoretically a potential buyer for that business or are you sort of resigned to just continuing to manage it as declining but cash flow generative?

Paul Bullington^ Yeah. I think you can certainly do either. You can continue to harvest it. I do think, especially given the cash flow profile of that business, I think there could be a broad range of interest in that business. I think --

Ana Goshko^ What be the company would be a better owner.

Paul Bullington^ Well, I think, so we've described it as noncore for us, but I think a company that's looking to grow those enterprise services that's focused on those enterprise services. I think there are companies like that out there in the marketplace today that it could be a fit for.

And then, the other type of buyer I think could be a good fit for that business is a company with a large broadband network. So if you can take what's is largely for Windstream as an off net business and roll those services on to an on net network, I think you can pick up a lot of synergies there. So I think it could be a fit for someone with that kind of a network capability as well.

Ana Goshko^ Okay. I want to make sure we touch on capital structure. So Uniti Windstream, you've gotten a series of consents from your debt holders to effectively combine the debt capital structure. And then that's really going to allow you to eliminate the intercompany lease and hopefully not have to report separate financials. Is that --

Paul Bullington^ Yes. It's absolutely, yes.

Ana Goshko^ Okay. So anything left to do on that front with regard to the documentation and consent that you need or you're pretty much there.

Paul Bullington^ No. So all that is basically pre-wired at this point. So we’re really excited about the way we were able to accomplish this. It was something that was important for us to work towards looking to simplify the capital structure, both for us, but also for investors and the more we got out and talked to investors with regard to the dual silo structure. There was an understanding of why we had sort of structured the deal that way. But definitely, we heard a lot of sentiment from the market that collapsing the structure would be positively viewed and simplifying the structure would make it more investable, which is definitely something we wanted to get accomplished.

So getting it accomplished, efficiency -- efficiently and quickly is something that, we're certainly excited about. So we've got consents for all of the Windstream debt basically to port into the Uniti structure post-merger. And so all that’s basically pre-wired.

Ana Goshko^ Okay. So with that done and with the business plan and the strategic vision that we just discussed, is the new Uniti business plan fully funded.

Paul Bullington^ Yeah, so what we have talked about it, we've talked about it being a fully funded business plan and that really refers to sort of the Windstream -- the closing of the deal and the Windstream base build plan. Windstream is a part of the transactions that they executed to kind of prewire the collapsing of the structure. They also raised an additional $300 million of capital. So that capital we expect will most likely largely be used to expand the Windstream build plan. So that takes in a little more ability to continue to push the fiber build plan further into the network.

And I think what we're -- the evaluation that we're going through now is that full additional, call it 1 million home opportunity, and the funding -- the capital requirements of that is really going to be dictated by, I think largely the time frame. So, spread out over a longer period of time, we can use the cash flow generated by the business to do that. If we want to accelerate it more, be more aggressive on there, could require some additional capital there. But I think you'll hear more from us on that early next year with regard to that plan.

Ana Goshko^ Okay. And then just with regard to leverage targets, what are they? The first question. But then secondly, I think, you've talked about that you may actually have leverage increasing before it starts declining again, like what is that outlook?

Paul Bullington^ Yeah. So pro forma leverage, we talked about it at announcement being kind of 4.8 times, taking into consideration the $425 million of cash at closing. Windstream has raised a little incremental debt. So, now call it closer to probably 5 times on a pro forma basis.

We -- I would expect that to increase a little bit, over that 5 times as we kind of execute on this build plan over the next couple of years. But we do think -- we think that's justified in order to take advantage of the opportunity to fiberize the network. But we also think that's a little bit high for operating the business on a go forward basis. And so we've described a target that's more sort of in the 4 times to 4.5 times on a sort of longer term basis.

I think that the current Windstream build plan executing on that, you could -- there's a path and we put this out in our earnings materials to getting into that 4 times to 4.5 times range in sort of in that 2028 time period. If we push the expansion of the build plan that could elongate that period, a little bit, but our plan is definitely to manage leverage lower and our target range is at 4 times to 4.5 times .

Ana Goshko^ Okay. And we've got about 2 minutes left and I didn't want to ask you about ABS, we could table that. So I just want -- I want to give you the opportunity to kind of end with probably the topic that's most near and dear to your heart in the context also of discussing your leverage target. So it's really what is new Uniti worth and I know that, on your earnings calls and Kenny Gunderman I think is not shy about talking about approaches to valuing the business.

So we talked about the three segments, we're seeing valuation, for example, for fiber to the home businesses in these M&A deals kind of continuing to creep up. So how do you believe investors should think about the sum of the parts of Uniti and what it's worth?

Paul Bullington^ Yeah. Well, I definitely think that some of the parts is very an instructive way to kind of look at it. And I think when you look at some of the parts for this business, you can see that there is a value play here and operate and an ability to create value, over the longer term.

So as we think about the sum of the parts, I think I'll be consistent with the materials that we've put out, I think you could argue that some of it is a little conservative with some of the deals that we're seeing in the marketplace. But we've talked about that, that consumer business, the Kinetic business, we think having, evaluation range, we pegged it sort of 8 times to 10 times range.

I think, like I said, that it might be a little conservative, as we push fiber deeper into the network, given some recent transactions, but we've pegged it in that 8 times to 10 times range, the fiber infrastructure business sort of in the 9 times to 15 times range and then that the managed services business more in the 3 times to 5 times range.

So, when you kind of mesh all that together, I think there's definitely a evaluation play here in terms of where we're trading today, kind of more in the 7 times -- 7 times to 7.5 times range, kind of based on our current stock price versus, the possibility as we bring these companies together and execute on a go forward basis.

Ana Goshko^ Okay. So that we are out of time. And I think that's a great way to end. Paul, thanks so much for being with us.

Paul Bullington^ Yeah. Thank you, Ana. Thanks everybody. Appreciate it.

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti, Windstream, or Windstream Parent, Inc., the proposed combined company following the closing of the Merger (as defined below) (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

In connection with the Merger, New Uniti has filed a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents, which has not yet become effective. Once effective, Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Merger.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CONTAINS IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE MERGER AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Merger will be available free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Merger. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed by New Uniti with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the Merger and the future performance of Uniti, Windstream and New Uniti (the “Merged Group”), the perceived and potential synergies and other benefits of the Merger, and expectations around the financial impact of the Merger on the Merged Group’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Merger (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Merger; the ability of the parties to complete the Merger considering the various closing conditions; the expected benefits of the Merger, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Merger; and anticipated growth strategies and anticipated trends in Uniti’s, Windstream’s and, following the expected completion of the Merger, New Uniti’s business.

In addition, other factors related to the Merger that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Merger, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Merger, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Merger within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Merger; risks relating to the value of New Uniti’s securities to be issued in the Merger; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Merger; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Merger; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Merger will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.